Filed Pursuant to Rule 424(b)(3)

Registration No. 333-190983

STRATEGIC STORAGE TRUST II, INC.

SUPPLEMENT NO. 2 DATED JUNE 16, 2015

TO THE PROSPECTUS DATED APRIL 13, 2015

This document supplements, and should be read in conjunction with, the prospectus of Strategic Storage Trust II, Inc. dated April 13, 2015 and Supplement No. 1 dated May 26, 2015. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to disclose:

•	an update on the status of our public offering;

•	an update on the Seventh Phase closing of the 26 Property Portfolio;

•	an update to the “KeyBank Credit Facility” subsection under the “Our Self Storage Properties” section of our prospectus to include disclosures regarding an additional drawdown under the KeyBank Credit Facility to fund the Sixth and Seventh Phase closings of the 26 Property Portfolio;

•	an update to the “Executive Officers and Directors” subsection under the “Management” section of our prospectus to reflect Wayne Johnson’s election as our Chief Investment Officer; and

•	an update regarding our sponsor.

Status of Our Offering

We commenced the initial public offering of shares of our common stock on January 10, 2014. On May 23, 2014, we reached the minimum offering amount of $1.5 million in sales of shares and commenced operations. As of June 10, 2015, we have received gross offering proceeds of approximately $32.1 million from the sale of approximately 3.2 million shares in our offering. As of June 10, 2015, approximately $1.063 billion in shares remained available for sale to the public under our initial public offering, including shares available under our distribution reinvestment plan.

Seventh Phase Closing of 26 Property Portfolio

On August 14, 2014, we, through 26 wholly-owned subsidiaries of our operating partnership, executed 26 partial assignments of the purchase and sale agreement originally executed by a subsidiary of our sponsor on July 9, 2014, with unaffiliated third parties (the “26 Property Purchase Agreement”) for the acquisition of 14 self storage facilities located in California; four self storage facilities located in Michigan; three self storage facilities located in Colorado; two self storage facilities located in Illinois and one self storage facility located in each of New Jersey, Washington and Maryland (the “26 Property Portfolio”). The aggregate purchase price for the 26 Property Portfolio is approximately $129.4 million, plus closing costs and acquisition fees. As reported earlier, on January 23, 2015, we closed on the purchase of the first phase (the “First Phase”) of the 26 Property Portfolio which consisted of seven self storage facilities for approximately $26.3 million, plus closing costs and acquisition fees. On January 29, 2015, we closed on the purchase of the second phase (the “Second Phase”) of the 26 Property Portfolio which consisted of five self storage facilities for approximately $28.6 million, plus closing costs and acquisition fees. On February 5, 2015, we closed on the purchase of the third phase (the “Third Phase”) of the 26 Property Portfolio which consisted of seven self storage facilities for approximately $45.8 million, plus closing costs and acquisition fees. On February 19, 2015, we closed on the purchase of the fourth phase (the “Fourth Phase”) of the 26 Property Portfolio which consisted of two self storage facilities for approximately $10.9 million, plus closing costs and acquisition fees. On May 8, 2015, we closed on the purchase of the fifth phase (the “Fifth Phase”) of the 26 Property Portfolio which consisted of three self storage facilities for approximately $11.9 million, plus closing costs and acquisition fees. On May 21, 2015, we closed on the purchase of the sixth phase (the “Sixth Phase”) of the 26 Property Portfolio which consisted of one self storage facility for approximately $3.9 million, plus closing costs and acquisition fees.

On May 28, 2015, we closed on one self storage facility located in New Jersey representing the seventh and final phase (the “Seventh Phase”) of the acquisition of the 26 Property Portfolio for a purchase price of approximately $2.2 million, plus closing costs and acquisition fees, which was funded with the application of the remainder of the earnest money deposit in connection with the 26 Property Portfolio and a drawdown under the KeyBank Credit Facility, as described further below. We incurred acquisition fees of approximately $40,000 in connection with the Seventh Phase of the acquisition of the 26 Property Portfolio.

The Seventh Phase closing of the 26 Property Portfolio included the property in the table below:

Property	Address	Purchase Price	Year Built	Approx. Sq. Ft. (net)	Approx. Units	Physical Occupancy %(1)
Beverly – NJ	4233 Route 130 South, Beverly, NJ 08010	$2,177,000	1988	51,000	460	76%

(1)	Represents the occupied square feet divided by total rentable square feet as of the acquisition date.

Upon the completion of the acquisition of the Seventh Phase of the 26 Property Portfolio, our portfolio now consists of 31 wholly-owned properties in ten states, consisting of approximately 16,980 units and approximately 1,860,900 net rentable square feet of storage space.

The weighted average capitalization rate for the 31 self storage facilities we owned as of June 10, 2015 was approximately 7.37%. The weighted average capitalization rate is calculated as the estimated first year annual net operating income at the respective property divided by the property purchase price, exclusive of offering costs, closing costs and fees paid to our advisor. Estimated first year net operating income on our real estate investments is total estimated revenues generally derived from the terms of in-place leases, less property operating expenses generally based on the operating history of the property. In instances where management determines that historical amounts will not be representative of first year revenues or property operating expenses, management uses its best faith estimate of such amounts based on anticipated property operations. Estimated first year net operating income excludes interest expense, asset management fees, depreciation and amortization and our company-level general and administrative expenses. Historical operating income for these properties is not necessarily indicative of future operating results.

Update to the KeyBank Credit Facility

The “KeyBank Credit Facility” sub-section of the “Our Self Storage Properties” section of our prospectus is updated as follows:

The sixth and seventh paragraphs of the “KeyBank Credit Facility” sub-section are hereby deleted and replaced with the following: “In order to finance a portion of the First Phase, Second Phase, Third Phase, Fourth Phase, Fifth Phase, Sixth Phase and Seventh Phase closings of the 26 Property Portfolio, we borrowed approximately $15.4 million, $16.4 million, $23.6 million, $5.9 million, $6.5 million, $2.2 million and $1.3 million, respectively, under the KeyBank Credit Facility. The amounts drawn were in the form of a Eurodollar Loan under the KeyBank Credit Agreement which will bear interest at approximately 3.4%. We may change this election from time to time, as provided by the KeyBank Credit Agreement. Pursuant to joinder agreements by the special purpose entities wholly-owned by our operating partnership (the “Property SPEs”) in favor of KeyBank as administrative agent, the 26 properties acquired under the 26 Property Portfolio now serve as additional collateral under the KeyBank Credit Agreement and the Property SPEs now serve as additional borrowers.

As of June 10, 2015, we have drawn down a total of approximately $71.3 million under the KeyBank Credit Facility.”

Update to Our Executive Officers and Directors

On June 10, 2015, our board of directors elected Wayne Johnson as our Chief Investment Officer. He previously held the position of Senior Vice President – Acquisitions. The table of executive officers and directors under the “Executive Officers and Directors” sub-section of our prospectus is hereby updated to reflect Wayne Johnson’s title as Chief Investment Officer.

Update to Our Sponsor

On June 15, 2015, SmartStop Self Storage, Inc. (“SmartStop”) and Extra Space Storage Inc. (“Extra Space”), along with subsidiaries of each of SmartStop and Extra Space, entered into a definitive Agreement and Plan of Merger in which SmartStop will be acquired by Extra Space for $13.75 per share in cash, representing an enterprise value of approximately $1.4 billion. SmartStop is our current sponsor. Our stockholders will not participate in the merger. This transaction requires the approval of SmartStop’s stockholders, which requires the filing of a proxy statement with the SEC and, potentially, responding to SEC comments. SmartStop is working to prepare a proxy statement relating to the SmartStop stockholder meeting. Due to the uncertainties of the SEC review process, the exact timing of the SmartStop stockholder meeting is not known. However, we expect a SmartStop stockholder meeting to occur in the latter half of 2015 and the merger will close shortly thereafter.

Once the merger closes, SmartStop Asset Management, LLC (formerly known as Strategic Storage Realty Group, LLC) (“SmartStop Asset Management”), the owner of our property manager and majority and sole voting member of our advisor, will be our sponsor. SmartStop Asset Management will be sold at the closing to an entity controlled by H. Michael Schwartz, our Chairman of the Board of Directors, Chief Executive Officer and President and the Chairman of the Board of Directors, Chief Executive Officer and President of SmartStop. The current executive management team of SmartStop will continue to serve as the executive management team for our new sponsor, SmartStop Asset Management. In addition, our management team will remain the same, as well as the management team of our advisor and property manager.

At the closing of the merger, our property manager will enter into sub-property management agreements with Extra Space for the management of our properties. Furthermore, Extra Space will acquire the rights to the “SmartStop® Self Storage” brand in the United States through the merger and we will no longer utilize this brand. The properties we own will be re-branded under the Extra Space name.

Forward-Looking Statements

Statements about the expected timing, completion and effects of the merger and the transactions contemplated by the Agreement and Plan of Merger, and all other statements in this supplement, other than historical facts, constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Readers are cautioned not to place undue reliance on these forward-looking statements and any such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.

All forward-looking statements speak only as of the date hereof and are based on current expectations and involve a number of assumptions, risks and uncertainties that could cause the actual results to differ materially from such forward-looking statements. SmartStop may not be able to complete the proposed transaction on the terms described above or other acceptable terms or at all because of a number of factors, including without limitation, the following: (i) the occurrence of any event, change or other circumstances that could give rise to the termination of the Agreement and Plan of Merger; (ii) the failure to obtain the SmartStop stockholder approval or the failure to satisfy the other closing conditions to the merger; (iii) risks related to disruption of management’s attention from SmartStop’s ongoing business operations due to the transaction; and (iv) the effect of the announcement of the merger on the ability of SmartStop to retain and hire key personnel, maintain relationships with its customers and suppliers, and maintain its operating results and business generally.